Exhibit 4(a)5

Agreement

        THIS AGREEMENT (the “Agreement”) is entered into as of August 10, 2006 (the “Effective Date”), by and among (i) Sapiens International Corporation N.V. (“Sapiens”), a public company organized under the laws of the Netherlands Antilles whose shares are traded on NASDAQ and the Tel-Aviv Stock Exchange, (ii) F.I.D. Holdings Ltd., a private company organized under the laws of the State of Israel (“FID”) and (iii) Israel Discount Bank Ltd. (“IDB” and, collectively with FID, the “Investors”).

WITNESSETH

        WHEREAS, on April 14, 2000, FID entered into (i) a Share Purchase Agreement with eZoneXchange.com, Inc. and Sapiens, and (ii) a Put/Call Agreement with Sapiens (the “Original Put/Call Agreement”);

        WHEREAS, on May 3, 2000, FID assigned 9.33% of its rights and obligations under the agreements referred to in the previous paragraph to IDB;

        WHEREAS, on February 13, 2001, the parties entered into a letter agreement in which the parties, among other things, agreed to amend the Original Put/Call Agreement (such original agreement, as amended, the “Put/Call Agreement”);

        WHEREAS, on March 16, 2004, the parties entered into an Agreement (the “March 2004 Agreement”) which settled all of the obligations of Sapiens to the Investors under the Put/Call Agreement in consideration for the terms and provisions more fully set forth therein;

        WHEREAS, on May 2, 2005, the parties entered into an Agreement (the “May 2005 Agreement”) which set forth the payment terms of the remaining US$ 4,000,000 due to the Investors;

        WHEREAS, Sapiens paid the Investors an aggregate amount of US$ 2,000,000, pursuant to the May 2005 Agreement.

        WHEREAS, Sapiens (a) wishes to delay the payment of US$ 1,000,000 due by it under the May 2005 Agreement and (b) to convert the other US$ 1,000,000 due to the Investors into common shares, and the Investors agree to do so, upon the general principles more fully set forth herein;

        WHEREAS, accordingly, Sapiens wishes and the Investors agree to amend the May 2005 Agreement, and thereby the March 2004 Agreement, in accordance with the general principles more fully set forth herein.

NOW THEREFORE, the parties hereto agree as follows:

1.	The provisions of Sections 1.2 and 1.3 of the May 2005 Agreement shall be replaced with the following provisions:

“1.2.	Within thirty (30) days of the Effective Date, Sapiens shall issue to the Investors 781,250 Common Shares of Sapiens, par value one Eurocent (€ 0.01) per share, reflecting a price per share equal to US$1,000,000 divided by $1.28 (the average closing price for the 10 day period prior to July 17, 2006). As a result of the foregoing issuance of shares, the amount that Sapiens shall owe the Investors shall be reduced by US $1,000,000 (and the total amount due shall then be US$1,000,000 which will be payable in accordance with Section 1.3 below); and

1.3.	By no later than August 1, 2007 (the “Date of Last Payment”), Sapiens shall pay the Investors an aggregate amount of US$ 1,000,000; provided, however, that subject to the receipt of Sapiens’ shareholders approval as required under applicable law (the “Required Consent”), the Investors may, at their sole discretion, convert all or any portion of the US$1 million payable on the Date of Last Payment into shares of Common Stock of Sapiens, par value one Eurocent (€ 0.01) each, at a conversion price per each share of Common Stock of Sapiens equal to US$ 3.20. Such conversion shall be effected by the Investors providing prior written notice of at least 60 days. Upon the receipt of such notice of exercise of conversion, Sapiens shall use its best efforts to obtain the Required Consent.”

2.	For the avoidance of doubt, Sapiens shall continue to make payments of interest and value added tax with respect to $1,000,000 principal payment set forth in Section 1 above, at the rate of LIBOR plus 2.5%, compounded annually on the outstanding principal of the Loan, and (ii) any interest accrued until the Date of Last Payment shall be paid on the Date of Last Payment and not on January 10, 2007.

3.	All capitalized terms that are not otherwise defined in this Agreement shall have the respective meanings attributed to them in the May 2005 Agreement.

4.	All other provisions set forth in the May 2005 Agreement which are not expressly amended herein shall remain unchanged.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

Sapiens International Corporation N.V.

By: /s/ Roni Al-Dor —————————————— Name: Roni Al-Dor Title: President and CEO	By: /s/ Elior Brin —————————————— Name: Elior Brin Title: EVP and CFO

F.I.D. Holdings Ltd. By: /s/ —————————————— Name: Title:	Israel Discount Bank Ltd. By: /s/ Dorit Ben Simon —————————————— Name: Dorit Ben Simon Title: EVP and CFO